SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Beazer Homes USA, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

07556Q881
(CUSIP Number)

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07556Q881	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock

18,415 shares of Common Stock
Call rights to purchase 11,900 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock

18,415 shares of Common Stock
Call rights to purchase 11,900 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock

18,415 shares of Common Stock
Call rights to purchase 11,900 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 07556Q881	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock

18,415 shares of Common Stock
Call rights to purchase 11,900 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock

18,415 shares of Common Stock
Call rights to purchase 11,900 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock

18,415 shares of Common Stock
Call rights to purchase 11,900 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 07556Q881	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on October 15, 2012 (as amended, the “Schedule 13G”), with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Beazer Homes USA, Inc., a Delaware corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4(a) and 4(b) in their entirety as set forth below.

Item 4.	OWNERSHIP.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of the $23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock, 18,415 shares of Common Stock and call rights to purchase 11,900 shares of Common Stock held by the Highbridge Funds and (ii) Glenn Dubin, as the Chief Executive Officer of Highbridge Capital Management, LLC, may be deemed to be the beneficial owner of the $23,305,000 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2015, convertible into 1,312,072 shares of Common Stock, 18,415 shares of Common Stock and call rights to purchase 11,900 shares of Common Stock held by the Highbridge Funds.

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 25,095,788 shares of Common Stock issued and outstanding as of January 25, 2013, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, filed with the Securities and Exchange Commission on January 28, 2013.  Therefore, as of the date hereof, based on the Company’s outstanding shares of Common Stock, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 5.08% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by the Highbridge Funds.  In addition, Glenn Dubin disclaims beneficial ownership of the shares of Common Stock held by each of the Highbridge Funds.

CUSIP No. 07556Q881	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2013

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director
/s/ Glenn Dubin GLENN DUBIN